Exhibit 99.7

Translation for Informational Purposes Only

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE ETHICS COMMITTEE

Fiscal Year of 2025

Dear members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V.:

The undersigned in my character of chairman of the ethics committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), hereby submit to your consideration the annual report of the ethics committee for the fiscal year ended on December 31st, 2025.

During the fiscal year ended on December 31st, 2025, the committee comprised as follows:

Member	Title	Character
José Antonio Pujals Fuentes	President	Independent Board Member
Daniela Berho Carranza	Member	Patrimonial Board Member
Elías Laniado Laborin	Member	Independent Board Member
Alfredo Marcos Paredes Calderón	Member	Executive
Alejandro Pucheu Romero	Member	Executive

The activities of the ethics committee during the fiscal year of 2025 were performed in accordance with the resolutions of the board of directors incorporating this committee and according to the provisions of the ethics code of the Company.

During the fiscal year ended on December 31st, 2025, the members of the ethics committee gathered (i) on February 19th, and (ii) on August 20th.

At such meetings the committee resolved the following matters:

1)	Reviewed the Compliance Plan 2024-2025.

2)	Established the roles and responsibilities of the Compliance area and of the committee; and

3)	Attended and resolved on a complaint received through the complaint channel of the Company.

Also, the members of the ethics committee actively participated with the Compliance Officer in the preparation, update and review of several policies of the Company.

The committee, acting through Mr. Alfredo Paredes, kept close contact with the members of the “embassadors” program to give permanent follow up to the concerns of the collaborators in the different regions, and without finding any issue requiring the direct attention of the ethics committee.

Mexico City, January 20, 2026.

/S/

Mr. Jose Antonio Pujals Fuentes

Chairman of the Ethics Committee of

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

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